                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                     FORM 11-K

(Mark One)

[X]                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                                 OF THE SECURITIES
                        EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended March 31, 1998

                                       OR

[ ]                TRANSITION REPORT PURSUANT TO SECTION 15(d)
                               OF THE SECURITIES
                      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

           For the transition period from ____________ to ____________

                        COMMISSION FILE NUMBER:  1-4003

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
                                   P.O. Box 4557
                               Houston, Texas  77210

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              DRESSER INDUSTRIES, INC.
                                  2001 Ross Avenue
                                Dallas, Texas  75201

THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
INDEX TO FINANCIAL STATEMENTS
March 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                                         PAGE

Report of Independent Accountants                                          1

Financial Statements:

     Statement of Financial Condition                                      2

     Statement of Income and Changes in Plan Equity                        3

     Notes to Financial Statements                                       4 - 5

Schedules I, II and III are not applicable due to sole investment of the Plan being Dresser Industries, Inc. common stock.



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                                   [Letterhead]



                          REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of
The M. W. Kellogg Company Employee Stock Purchase Plan


In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of The M. W. Kellogg Company Employee Stock Purchase Plan (the Plan) at March 31, 1998 and 1997, and its income and changes in plan equity for the three years ended March 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that ouraudits provide a reasonable basis for the opinion expressed above.




/s/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP

Houston, Texas
May 29, 1998

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THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF FINANCIAL CONDITION
March 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                              1998        1997
                                                           ----------   --------
                        ASSETS

Dresser Industries, Inc. common stock, $0.25 par value
 at market value of $48.06 per share (32,952 shares;
 cost $993,000) and $30.25 per share (25,983 shares;
 cost $709,000)                                            $1,584,000   $786,000
                                                           ----------   --------

    Total assets                                           $1,584,000   $786,000
                                                           ----------   --------
                                                           ----------   --------

                     PLAN EQUITY

Plan equity, at cost                                       $  993,000   $709,000
Unrealized appreciation of investments                        591,000     77,000
                                                           ----------   --------
Plan equity, at market                                      1,584,000    786,000
                                                           ----------   --------

    Total plan equity                                      $1,584,000   $786,000
                                                           ----------   --------
                                                           ----------   --------

   The accompanying notes are an integral part of these financial statements.

THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
Years Ended March 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

                                                             1998       1997       1996
                                                          ----------  ---------  ---------
Contributions:
  Employee contributions                                  $  549,000  $ 429,000   $367,000
Investment income:
  Cash dividends on Dresser Industries, Inc.
   common stock                                               26,000     15,000      6,000
Other increases:
  Realized appreciation of investments                                               5,000
  Unrealized appreciation of investments                     514,000                96,000
                                                          ----------  ---------  ---------
    Total increase                                         1,089,000    444,000    474,000
                                                          ----------  ---------  ---------
Distributions to participants:
  Cash                                                      (291,000)   (90,000)   (22,000)
Other decreases:
  Realized depreciation of investments                                   (1,000)
  Unrealized depreciation of investments                                (19,000)
                                                          ----------  ---------  ---------
    Total decrease                                         (291,000)   (110,000)   (22,000)
                                                          ----------  ---------  ---------
Net increase in plan equity                                 798,000     334,000    452,000
Plan equity, beginning of year                              786,000     452,000        -0-
                                                          ----------  ---------  ---------
Plan equity, end of year                                  $1,584,000  $ 786,000   $452,000
                                                          ----------  ---------  ---------
                                                          ----------  ---------  ---------

   The accompanying notes are an integral part of these financial statements.

THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
March 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------


 1.  DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The M. W. Kellogg Company Employee Stock Purchase Plan (the Plan) was established in April 1994 to assist eligible employees of The M. W. Kellogg Company (the Company) acquire and accumulate shares of Dresser Industries, Inc.'s (Dresser's) common stock through regular and systematic payroll deductions. The Company supplements the purchase by paying for the transaction cost of the purchase and other incidental costs of the service. Reference should be made to the Plan brochure for complete information.
     The Plan began operating in May 1995.

     Substantially all regular, full-time employees of the Company are eligible to participate in the Plan.

     The aggregate amount of each payroll deduction is used to purchase shares of Dresser's common stock off the open market. The shares purchased are credited to individual securities accounts established for each participant. The amount credited is determined by the average share price of the purchase and the participant's contribution.

     A participant can sell all or part of his investment at any time. All distributions are made in cash and the participant is responsible for all transaction and service fees associated with the sale of stock held in his individual securities account. The cost of shares is determined using the first-in, first-out principle.

     The Company may terminate the Plan at any time. Upon termination of the Plan, a participant's individual securities account can remain open at the discretion of the employee and the employee can continue to buy, sell and hold securities; however, different transaction fees and account fees may apply.

     The accounting records of the Plan are maintained on an accrual basis. Investments are recorded at market value as determined by the average of the high and low sales prices of the Dresser common stock on the last business day of each plan quarter. The Company pays all of the Plan's administrative expenses.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   TAX STATUS OF THE PLAN

     Management does not intend for the Plan to be qualified under
     Section 401(a) of the Internal Revenue Code or subject to regulation under the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions to the Plan reflect after-tax dollars and participants are liable for income taxes on distributions received on plan investments in accordance with the Internal Revenue Code.

THE M. W. KELLOGG COMPANY EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
March 31, 1998 and 1997
--------------------------------------------------------------------------------

3.   SIGNIFICANT EVENT

     On February 26, 1998, the Boards of Directors of Dresser and Halliburton Company announced their intention to merge the companies. Management intends to complete the merger during the second half of 1998 conditioned upon approval by shareholders of both companies as well as various foreign, federal and state regulatory agencies. Management currently has no intentions to change or terminate the Plan as the result of this merger.

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                                     SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The M. W. Kellogg Company
  Employee Stock Purchase Plan

/s/ Thomas E. Giles
------------------------------------
Thomas E. Giles
The M.W. Kellogg Company Plan Administration Committee

Date: June 24, 1998





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                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION OF EXHIBIT
-----------    ----------------------
   23          Consent of Independent Accountants